SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           Buckeye Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    11815H104
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Gilchrist B. Berg
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
                              5       SOLE VOTING POWER
        NUMBER OF
          SHARES                               2,538,856
       BENEFICIALLY      -------------------------------------------------------
         OWNED BY             6       SHARED VOTING POWER
           EACH
        REPORTING                              N/A
          PERSON         -------------------------------------------------------
           WITH               7       SOLE DISPOSITIVE POWER

                                               2,538,856
                         -------------------------------------------------------
                              8       SHARED DISPOSITIVE POWER

                                               N/A
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,538,856

--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                     |X|


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     7.0%

--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                    IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Robin P. Bradbury
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
                              5       SOLE VOTING POWER
        NUMBER OF
          SHARES                               62,300
       BENEFICIALLY      -------------------------------------------------------
         OWNED BY             6       SHARED VOTING POWER
           EACH
        REPORTING                              N/A
          PERSON         -------------------------------------------------------
           WITH               7       SOLE DISPOSITIVE POWER

                                               62,300
                         -------------------------------------------------------
                              8       SHARED DISPOSITIVE POWER

                                               N/A
--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     62,300

--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                          |X|


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     0.1%

--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                     IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1(a).  Name of Issuer:
---------   --------------

Buckeye Technologies, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
---------   -----------------------------------------------

1001 Tillman Street
Memphis, Tennessee  38108-0407


Item 2(a).  Name of Person Filing:
---------   ---------------------

Gilchrist B. Berg


Item 2(b).  Address of Principal Business Office or, if none, Residence:
---------   -----------------------------------------------------------

225 Water Street, Suite 1987
Jacksonville, Florida  32202


Item 2(c).  Citizenship:
---------   -----------

United States


Item 2(d).  Title of Class or Securities:
---------   ----------------------------

Common Stock


Item 2(e).  CUSIP Number:
---------   ------------

11815H104


Item 3.     If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or
------      13d-2(c), check whether the person filing is a:
            ------------------------------------------------------------------

Inapplicable

If this statement is filed pursuant to Section 240.13d-1(c), check this box. |X|

Item 4.     Ownership as of December 31, 1998.
------      ---------------------------------

            (a)   Amount Beneficially Owned:

                  2,601,156 shares*

            (b)   Percent of Class:

                  7.1%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                               Inapplicable

                  (ii)  shared power to vote or to direct the vote:

                               2,601,156 shares*

                  (iii) sole power to dispose or to direct the
                        disposition of:

                               Inapplicable

                  (iv) shared power to dispose or to direct the disposition of:

                               2,601,156 shares*

                  *     See Exhibit A


Item 5.     Ownership of Five Percent or Less of a Class.
------      --------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

            Instruction: Dissolution of a group requires a response to this item.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
------      ---------------------------------------------------------------

            See Exhibit A

Item 7.     Identification and Classification of the Subsidiary Which Acquired
------      the Security Being Reported on By the Parent Holding Company.
            ------------------------------------------------------------------

            Inapplicable


Item 8.     Identification and Classification of Members of the Group.
------      ---------------------------------------------------------

            See Exhibit A


Item 9.     Notice of Dissolution of Group.
------      ------------------------------

            Inapplicable


Item 10.    Certification.
-------     -------------

            (a)   Inapplicable

            (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

                  By signing below I certify that, to the best of my
            knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 9, 1999
-----------------------------
Date



/s/ Gilchrist B. Berg
-----------------------------
Gilchrist B. Berg

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 9, 1999
-----------------------------
Date



/s/ Robin P. Bradbury
-----------------------------
Robin P. Bradbury

                                    EXHIBIT A

         This joint Schedule 13G is being filed pursuant to Rule 13d-1(c) by the following individuals, who may be deemed members of a group:

                  Gilchrist B. Berg
                  Robin P. Bradbury

         Messrs. Berg and Bradbury are both principals of Water Street Capital, Inc., which is engaged in the investment management business.

         Of the shares reported by Mr. Berg on his cover page, all but 31,600 shares are owned by investment partnerships and managed accounts (which partnerships and managed accounts collectively total less than 15) over which Mr. Berg has sole voting and investment power, and the remaining 31,600 shares, over which Mr. Berg has sole voting and investment power, are owned by Mr. Berg or members of his immediate family. The partnerships, managed accounts and personal and family accounts through which the shares shown on Mr. Berg's cover page are held are referred to herein as the "Berg Accounts."

         The shares reported by Mr. Bradbury on his cover page, over which he has sole voting and investment power, consist of shares owned by Mr. Bradbury or members of his immediate family. Such personal and family accounts are referred to herein as the "Bradbury Accounts."

         Any dividends on the shares in the Berg Accounts and the Bradbury Accounts, and the proceeds from the sale of such shares, will be paid to such accounts, based on the relative number of shares held in each.

         Pursuant to Rule 13d-5(b), Messrs. Berg and Bradbury may be deemed to have formed a group for the purpose of acquiring, holding and disposing of securities of the issuer inasmuch as they anticipate that investments in or dispositions of the Common Stock may be made by the Berg Accounts and the Bradbury Accounts together. Accordingly, Mr. Berg may be deemed (but disclaims) to be the beneficial owner of the shares held in the Bradbury Accounts, and Mr. Bradbury may be deemed (but disclaims) to be the beneficial owner of shares held in the Berg Accounts.

                                                                       Exhibit 2

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Common Stock of Buckeye Technologies, Inc. and further agree that this joint filing agreement be included as an exhibit to such joint filing.


Date:  April 9, 1999

                                        /s/ Gilchrist B. Berg
                                        ----------------------------------------
                                        Gilchrist B. Berg



                                        /s/ Robin P. Bradbury
                                        ----------------------------------------
                                        Robin P. Bradbury